UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bridges, Charles H.
   5406 Millbrook Way
   Palm Harbor, FL  34685
2. Issuer Name and Ticker or Trading Symbol
   Outback Steakhouse, Inc.
   OSI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   03/07/03
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock par value $.01|-     |-   |-|-                 |-  |-          |200(1)             |I     |(2)                        |
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Common Stock par value $.01|-     |-   |-|-                 |-  |-          |125(1)             |I     |(3)                        |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Phantom Stock Units   |1-1     |12/06|A   |-|10.25(6) - |A,D|(5)  |(5)  |Common Stock|10.25  |$28.00 |            |D  |            |
                      |        |/02  |    | |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Units   |1-1     |03/07|A   |-|8.74(6) -  |A,D|(4)  |(4)  |Common Stock|8.74   |$34.54 |2524.85(1)(5|D  |            |
                      |        |/03  |    | |           |   |     |     |            |       |       |)           |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Represents number of shares beneficially owned immediately after the reported transaction.
(2) Owned by the Amended and Restated Revocable Trust Agreement of Helen H. Bridges under trust dated November 22, 1999, as amended (the "Spouse Trust"), to which Mrs. Bridges is the sole Trustee and beneficiary of the Spouse Trust. The reporting person continues to report beneficial ownership of all of the shares held by the Spouse Trust.
(3) Owned by the Amended and Restated Revocable Trust Agreement of Charles H. Bridges under trust dated November 22, 1999, as amended (the "Trust"), to which the reporting person is the sole Trustee and beneficiary of the Trust. The reporting person continues to report beneficial ownership of all of the shares held by the Trust.
(4) The phantom stock units were accrued under the Company's Deferred Compensation and Stock Plan ("Plan") and are settled 100% in the Company's common stock on December 31, 2003.
(5) Derivative securities beneficially owned at end of reporting period include: (i) 568.70 phantom stock units accrued in fiscal year 1997 ranging in stock prices from $15.840 to $17.669 and are each settled 100% in the Company's common stock on August 1, 2003; (ii) 470.64 phantom stock units accrued in fiscal year 1998 ranging in stock prices from $18.070 to $24.697, and are each settled 100% in the Company's common stock on August 1, 2003; (iii) 346.61 phantom stock units accrued in fiscal year 1999 ranging in stock prices from $25.33 to $36.68, and are each settled
100% in the Company's common stock on August 1, 2003; (iv) 575.53 phantom stock units accrued in fiscal year 2001 ranging in stock prices from $24.85 to $27.98, and are each settled 100% in the Company's common stock on August 1, 2003; (v) 440.63 phantom stock units accrued in fiscal year 2002 ranging in stock prices from $28.00 to $37.38, and are each settled 100% in the Company's common stock on December 31, 2003; and (vi) 114 phantom stock units accrued in fiscal year 2003 at a stock price of $34.54, and are each settled 100% in the Company's common stock on December 31,
2003.
(6) Shares reflect acquisition of additional phantom stock units per reinvestment of dividends under the Company's Plan.
SIGNATURE OF REPORTING PERSON
Joseph J. Kadow, Attorney-in-Fact
DATE
03/11/03